UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Number 333-150385

HQ GLOBAL EDUCATION INC.

(Exact name of registrant as specified in its charter)

27th Floor, BOBO Fortune Center, No.368, South Furong Road,

Changsha City, Hunan Province, PRC, 410007

(86 731) 87828601

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[x]

Approximate number of holders of record as of the certification or notice date: 122

Pursuant to the requirements of the Securities Exchange Act of 1934, HQ Global Education Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 26, 2012	HQ GLOBAL EDUCATION INC.

	By:	/s/ Guangwen He
	Name: Title:	Guangwen He Chairman, Chief Executive Officer, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.